EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	September 29, 2013	September 30, 2012
Earnings:

Income before income taxes	$964,884	$785,628

Add (deduct):

Interest on indebtedness	68,595	74,838
Portion of rents representative of the interest factor (a)	5,680	5,881
Amortization of debt expense	833	947
Amortization of capitalized interest	1,672	1,260
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(2,496)	(9,870)

Earnings as adjusted	$1,039,168	$858,684

Fixed Charges:

Interest on indebtedness	$68,595	$74,838
Portion of rents representative of the interest factor (a)	5,680	5,881
Amortization of debt expense	833	947
Capitalized interest	1,024	5,055

Total fixed charges	$76,132	$86,721

Ratio of earnings to fixed charges	13.65	9.90
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.